Exhibit 99.1

IHS Towers Appoints Bill Bates

as Senior Vice President and Chief Strategy Officer

January 4, 2022, London: IHS Holding Limited (“IHS Towers”), one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count, today announces the appointment of Bill Bates as Senior Vice President and Chief Strategy Officer.

Based in the US, Bill will be responsible for the Group’s organic and inorganic strategy, running Group mergers and acquisitions and Group Commercial, reporting directly to Sam Darwish, IHS Towers Chairman and CEO. With immediate effect, Bill will serve as a member of IHS Towers’ Executive Committee.

Bill has over twenty years’ experience in the telecommunications sector and has been instrumental in driving international growth throughout the emerging markets for SBA Communications. He joins IHS Towers from Brookfield Asset Management, one of the largest telecom infrastructure investors globally, where he has spent the last five years investing in towers, fiber and data centers.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, said: “I am delighted to start 2022 by welcoming Bill to IHS, and specifically, to our Executive Committee. Bill brings invaluable experience and an incredible track record of delivering international growth for some of the sector’s leading players. His expertise will prove crucial as we continue to pursue global organic and inorganic growth opportunities to become the leading emerging market telecommunications infrastructure provider. Bill’s appointment is critical to IHS and continues the strong momentum achieved following our listing on the New York Stock Exchange (NYSE) in October. Listing on the NYSE has provided access to the world’s largest and deepest pool of capital and Bill’s appointment is an important step in this journey.”

Bill Bates, IHS Towers Senior Vice President and Chief Strategy Officer, said: “I am extremely excited to join IHS. Having been in, and around, the tower business for the last 30 years I have followed the IHS story for quite some time. IHS's growth profile has been very impressive. Sam and the team have built a fantastic platform coupled with world class operational expertise. I look forward to working with the team to find new opportunities to drive future growth and expansion of the business."

ENDS

About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count and is the only towerco solely focused on the emerging markets. The Company has more than 30,500 towers across its nine markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Kuwait, Nigeria, Peru, Rwanda and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

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